SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                     Navios Maritime Acquisition Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    Y62159101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 11 Pages)

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159101                 13D                    Page 2 of 11 Pages
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     (1)   NAME OF REPORTING PERSONS

           Arrowgrass Capital Partners (US) LP
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     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
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     (3)   SEC USE ONLY

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     (4)   SOURCE OF FUNDS (see instructions) OO
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     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
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     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
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NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,130,864 ordinary shares
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,130,864 ordinary shares

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     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           3,130,864 ordinary shares

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     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
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     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
           9.9%
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     (14)  TYPE OF REPORTING PERSON (see instructions)
           PN
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CUSIP No. Y62159101                 13D                    Page 3 of 11 Pages

     (1)   NAME OF REPORTING PERSONS

           Arrowgrass Capital Services (US) Inc.
-------------------------------------------------------------------------------
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
-------------------------------------------------------------------------------
     (3)   SEC USE ONLY

-------------------------------------------------------------------------------
     (4)   SOURCE OF FUNDS (see instructions) OO
-------------------------------------------------------------------------------
     (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                    3,130,864 ordinary shares
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    3,130,864 ordinary shares

-------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
           3,130,864 ordinary shares
----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
-------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
           9.9%
-------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON (see instructions)
           CO
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CUSIP No. Y62159101                 13D                   Page 4 of 11 Pages

Pursuant to Rule 13D-2 promulgated under the Act, this Schedule 13D/A ("Amendment No. 1") amends and restates the Schedule 13D filed on April 26, 2010 (the "Schedule 13D") in its entirety. This Amendment No. 1 is being filed to attach Exhibit 1, which was previously incorporated by reference to a third party's Schedule 13D.

Item 1.     Security and Issuer.

         This statement relates to the ordinary shares, par value $0.0001 per share (the "Shares"), of Navios Maritime Acquisition Corporation, a Cayman Islands corporation (the "Company"). The Company's principal executive offices are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38.


Item 2.     Identity and Background.

     (a) This Statement is filed by:

                  (i) Arrowgrass Capital Partners (US) LP ("ACP"), with respect to the Shares directly held by Arrowgrass Master Fund Ltd., a Cayman Islands exempted company ("AMF"). ACP serves as the investment manager of AMF; and

                  (ii) Arrowgrass Capital Services (US) Inc. ("ACS"), which is the General Partner of ACP, with respect to the Shares beneficially owned by ACP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of ACP and ACS is 245 Park Avenue, 39th Floor, New York, New York 10167.

     (c) The principal business of each of the Reporting Persons is the management of investment funds and activities related thereto.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) ACP is a Delaware limited partnership. ACS is a Delaware corporation.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.


Item 3.     Source and Amount of Funds and Other Consideration.

The Shares purchased by AMF were acquired with working capital in open market transactions at an aggregate cost (excluding commissions, if any) of approximately $30,300,000.

CUSIP No. Y62159101                 13D                   Page 5 of 11 Pages


Item 4.     Purpose of the Transaction.

         The Shares reported herein by the Reporting Persons were acquired for investment purposes in the ordinary course of business.

         Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

         The Company was organized for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an operating business (a "Business Combination"). The Company consummated an initial public offering in July 2008 in connection with which it raised gross proceeds of approximately $253 million, a significant portion of which was placed in a trust account pending the consummation of a Business Combination on or prior to July 1, 2010. Pursuant to certain provisions in the Company's certificate of incorporation, as amended, a holder of Shares of the Company issued in the Company's initial public offering may, if it votes against the Business Combination, demand that the Company redeem its Shares into cash (the "Conversion Rights"). A Business Combination will not be consummated if the holders of more than 40% of the Shares vote against the Business Combination and request Conversion Rights. On April 8, 2010, the Company announced it had entered into an agreement for a proposed asset purchase which the Company has determined would meet all of the conditions to the consummation of a business combination described in the prospectus for its initial public offering (the "Proposed Business Combination"). On May 4, 2010, the Company announced the vote on the Proposed Business Combination will take place at the annual meeting of the shareholders of the Company on May 25, 2010.

         On April 14, 2010, AMF entered into an Option Purchase Agreement (the "Option Agreement") which is referenced as Exhibit 1 hereto with Malibu Capital Partners, LLC, a California limited liability company ("Malibu"). Pursuant to the terms of the Option Agreement, AMF granted to Malibu an option to purchase from AMF all (but not less than all) of the Shares of AMF reported herein. The option expires on or prior to the earlier to occur of (i) the date the Company liquidates its trust account or (ii) the unilateral decision of Malibu to terminate that is communicated to AMF in writing. If Malibu exercises its Option, AMF is required to sell the Shares to Malibu and Malibu is required to purchase the Shares from AMF at a price per share equal to that certain pro rata portion of the Company's trust account per share due to its public stockholders as set forth in the Company's final definitive proxy statement filed with the U.S. Securities and Exchange Commission in connection with the Proposed Business Combination. In the Option Agreement AMF agreed to vote its Shares against the Proposed Business Combination. Upon exercise of the option by Malibu, AMF agrees to (i) withdraw and revoke its exercise of Conversion Rights and (ii) vote in favor of, or abstain from voting upon, the Proposed Business Combination unless otherwise directed by Malibu.

CUSIP No. Y62159101                 13D                   Page 6 of 11 Pages


         The summary of the Option Agreement is not complete, and is qualified in its entirety by reference to the text of the agreement, which is referenced as Exhibit 1 to this Schedule 13D. Confidential Treatment is requested with respect to certain portions of the Option Agreement.***

         The entering into the Option Agreement may result in the Reporting Persons being deemed a "group" with Malibu and certain of its affiliates (the "Malibu Reporting Persons") within the meaning of Section 13(d) of the Act. Although the Reporting Persons and the Malibu Reporting Persons may be deemed to be a "group" with each other within the meaning of Section 13(d) of the Act, the Reporting Persons do not believe that they are part of a group with the Malibu Reporting Persons and expressly disclaim membership in any "group" with the Malibu Reporting Persons. The Reporting Persons expressly disclaim beneficial ownership of any Shares that may be deemed to be beneficially owned by the Malibu Reporting Persons. On information and belief, the Malibu Reporting Persons beneficially own 5,647,250 Shares, representing approximately 17.9% of the outstanding Shares(the "Malibu Position").


 Item 5.     Interest in Securities of the Issuer.

      A. Arrowgrass Capital Partners (US) LP

               (a) As of the date hereof, ACP may be deemed the beneficial owner of the 3,130,864 Shares held by AMF.

                   Percentage: Approximately 9.9% as of the date hereof. The percentages used herein and in the rest of the Schedule 13D are calculated based upon 31,625,000 Shares outstanding, which reflects the number of Shares outstanding, as of April 7, 2010, as reported in the Company's Form 6-F filed on April 8, 2010.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.


*** Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CUSIP No. Y62159101                 13D                   Page 7 of 11 Pages


               (e) Not applicable.

         B. Arrowgrass Capital Services (US) Inc.

               (a) As of the date hereof, ACS, as the General Partner of ACP, may be deemed the beneficial owner of the 3,130,864 Shares held by AMF.

                   Percentage: Approximately 9.9% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

               (e) Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

         Other than the Option Agreement, attached as Exhibit 1 hereto and for which the Reporting Persons are requesting Confidential Treatment with respect to certain provisions thereof***, and the Joint Filing Agreement attached as
Exhibit 2 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


*** Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

CUSIP No. Y62159101                 13D                   Page 8 of 11 Pages


Item 7.     Materials to be Filed as Exhibits.

* Exhibit 1: Option Agreement dated April 14, 2010 by and among the parties named on the signature pages thereto.

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

* Confidential Treatment is requested is requested for certain portions of this exhibit pursuant to 17 C.F.R. Section 200.8(b)(4) and 240.24b-2.

CUSIP No. Y62159101                 13D                   Page 9 of 11 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 17, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP       ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)     By: /s/ Sean Flynn
Inc., its General Partner                     -------------------
                                          Name:  Sean Flynn
                                          Title Director
By: /s/ Sean Flynn
    -----------------
Name:  Sean Flynn
Title  Director

CUSIP No. Y62159101                 13D                   Page 10 of 11 Pages

                                   Schedule A

           DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARROWGRASS CAPITAL SERVICES (US) INC.

Sean Flynn serves as director of ACS. His business address is PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. His principal occupation is serving as Director
- HF Fund Services Ltd, at PO Box 242, Grand Cayman, KY1-1104 Cayman Islands. Mr. Flynn is a citizen of Ireland.

                                  Schedule B

OPTIONS


Date                        Transaction Type                 Number of Shares              Price per Share ($)
----                        ----------------                 --------- ------              -------------------
*4/14/2010                  Sale of Call Option              3,130,864                     ***

* Private party negotiation between the Reporting Persons and Malibu. See Items 4 and 6 and Exhibit 1 for more details.

*** Certain information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment in accordance with Rule 24b-2 of the Securities Exchange Act of 1934, as amended.